# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bullish, CIK 0001872195
CUSIP: G16910120
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 10A Building A, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands (E9), KY1-9005
Date of event which requires filing of this statement: 08/13/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002095565

## Reporting persons
- EFM Asset Management: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 17,375,638; shared voting power 0; sole dispositive power 17,375,638; shared dispositive power 0; aggregate amount beneficially owned 17,375,638 (11.89% of the class)
- EFM Group Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 17,375,638; shared voting power 0; sole dispositive power 17,375,638; shared dispositive power 0; aggregate amount beneficially owned 17,375,638 (11.89% of the class)
- Pu Luo Chung VC Private Limited: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 14,651,315; shared voting power 0; sole dispositive power 14,651,315; shared dispositive power 0; aggregate amount beneficially owned 14,651,315 (10.02% of the class)
- Jeffrey Gerard Emmanuel: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 17,375,638; shared voting power 0; sole dispositive power 17,375,638; shared dispositive power 0; aggregate amount beneficially owned 17,375,638 (11.89% of the class)

## Item 1. Issuer
Name of issuer: Bullish
Address of issuer's principal executive offices: 10A Building A, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands, KY1-9005

## Item 2. Person Filing
Name of person filing: EFM Asset Management (the "Investment Manager"), EFM Group Limited (the "Investment Manager Parent"), Pu Luo Chung VC Private Limited ("PLCVC") and Mr. Jeffrey Gerard Emmanuel (collectively, the "Filing Persons").
Address of principal business office or, if none, residence:
For the Investment Manager, the Investment Manager Parent and Mr. Jeffrey Gerard Emmanuel:

c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

For PLCVC:

37 Jalan Pemimpin
#06-12 Mapex
Singapore (577177)
Citizenship: The Investment Manager is an exempted company incorporated with limited liability under the laws of the Cayman Islands. The Investment Manager Parent is a company incorporated in the Cayman Islands. PLCVC is a limited company incorporated under the laws of Singapore. Mr. Jeffrey Gerard Emmanuel is a citizen of Australia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,375,638 (the "Shares")
Percent of class: 11.89%*
Sole power to vote or to direct the vote: 17,375,638
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,375,638
Shared power to dispose or to direct the disposition:
0

*This percentage is based upon 146,183,739 Shares of the Issuer outstanding, which is the total number of Shares of the Issuer outstanding as of August 13, 2024, as reported in the Issuer's Prospectus filed with the U.S. Securities and Exchange Commission on August 13, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Shares are owned directly by PLCVC, which is managed and advised by the Investment Manager, and three private funds (the "Private Funds" and together with PLCVC, the "Accounts") that are managed and advised by a subsidiary of the Investment Manager. The Private Funds own 2,135,863 Shares, 562,500 Shares and 25,960 Shares, respectively.

The Investment Manager may be deemed to be a beneficial owner under Rule 13d-3 of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Shares held by PLCVC, as, in its capacity as investment manager of PLCVC, it has the power to vote and dispose of, or direct the voting and disposition of, the Shares held by PLCVC. The Private Funds are directly controlled by a subsidiary of the Investment Manager and, as the owner of this subsidiary, the Investment Manager may be deemed to beneficially own the Shares held by the Private Funds under Rule 13d-3 of the 1934 Act.

The Investment Manager is directly controlled by the Investment Manager Parent. As the owner of the Investment Manager, the Investment Manager Parent may be deemed to beneficially own the Shares under Rule 13d-3 of the 1934 Act.

The Investment Manager is indirectly controlled by Mr. Jeffrey Gerard Emmanuel, who is the Chief Investment Officer of the Investment Manager and the controlling shareholder of the Investment Manager Parent. As the Chief Investment Officer of the Investment Manager and the controlling shareholder of the Investment Manager Parent, Mr. Jeffrey Gerard Emmanuel may be deemed to beneficially own the Shares under Rule 13d-3 of the 1934 Act.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- EFM Asset Management: /s/Jeffrey Gerard Emmanuel, Jeffrey Gerard Emmanuel Chief Investment Officer (11/14/2025)
- EFM Group Limited: /s/Jeffrey Gerard Emmanuel, Jeffrey Gerard Emmanuel Director (11/14/2025)
- Pu Luo Chung VC Private Limited: /s/Jeffrey Gerard Emmanuel, Jeffrey Gerard Emmanuel Director (11/14/2025)
- Jeffrey Gerard Emmanuel: /s/Jeffrey Gerard Emmanuel, Jeffrey Gerard Emmanuel (11/14/2025)
Comment: Joint Filing Agreement dated November 14, 2025, by and among the Investment Manager, the Investment Manager Parent, PLCVC and Mr. Jeffrey Gerard Emmanuel.